                                                      OMB APPROVAL

                                                      OMB NUMBER:
3235-0145Expires:  October
                                                      31, 1997
                                                      Estimated
average burdenhours per form.......14.90



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.    4   )*



                         WILSON BROTHERS USA, INC., an Illinois
Corporation

                             (Name of Issuer)

                        Common Stock, par value $1 per share
                      (Title of Class of Securities)

                               972091 10 2
                              (CUSIP Number)

                              John Sanford
                              One Penn Plaza, Suite 4720
                              New York, New York 10119
                                        (212)629-7706

(Name, Address and Telephone Number of Person Authorized to
Receive Notices
                            and Communications)

                                 August 12, 1997

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to
report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box -7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.    972091 10 2                     PAGE     2     OF
4
                                               PAGES

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Sanford

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(A)
   (B)


3  SEC USE ONLY



4  SOURCE OF FUNDS*

       PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
   ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                             US Citizen

NUMBER OF           7   SOLE VOTING POWER
SHARES              8    2,098,878 shares of Common Stock
consisting of
BENEFICIALLY        9   (i) 1,544,653 shares of Common
OWNED BY            10  Stock and (ii) 554,225 shares of Common
Stock
EACH                    issuable pursuant to convertible
REPORTING               notes of the Issuer
PERSON                  SHARED VOTING POWER
WITH                      0
                        SOLE DISPOSITIVE POWER
                         2,098,878 shares of Common Stock
consisting of
                        (i) 1,544,653 shares of Common
                        Stock and (ii) 554,225 shares of Common
Stock
                        issuable pursuant to convertible
                        notes of the Issuer
                        SHARED DISPOSITIVE POWER
                           0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,098,878 shares of Common Stock consisting of (i) 1,544,653 shares of Common Stock and (ii) 554,225 shares of Common Stock issuable pursuant to convertible notes of the
Issuer

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    54.2% (based on 3,875,264 shares outstanding on a fully diluted basis)

14  TYPE OF REPORTING PERSON*

       IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-
7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
                                                Page      of
Pages
ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 4 to the Schedule 13D filed by John
Sanford
("Sanford"), relates  to
the common stock, $1.00 par value per share (the "Common Stock"), of Wilson
Brothers, an Illinois
corporation (the "Issuer" or "Wilson"), with its principal offices at 902
South Main Street, Point
Marion, PA 15474. Except as otherwise defined herein, all capitalized terms are used herein as defined in the Schedule 13D dated April 18, 1995, as heretofore amended, filed by Sanford, which is incorporated herein by reference.
 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is hereby amended as follows:
     (a) As of the date hereof, Sanford is the holder of (i) an aggregate of
$868,750 of convertible
notes of the Issuer convertible at any time into 554,225 shares of Common
Stock, and (ii) 1,544,653
shares of Common Stock, constituting approximately 54.2% of Common Stock of the Issuer outstanding (based on 3,321,039 shares of Common Stock outstanding as reported in the Issuer's
Quarterly Report on Form 10Q for the quarterly period ending April
30, 1997,
in addition to 554,225
shares of Common Stock issuable upon conversion of the Convertible Note and certain other notes of the Issuer). Such interest includes Pledged Stock. All of the foregoing constitutes approximately
54.2% of the Common Stock of the Issuer based on 3,875,264 shares of Common
Stock outstanding
based on 3,875,264 on a fully diluted basis.
     (b) Sanford has the sole power to vote, to direct the vote, to dispose or to direct the disposition, of his 1,544,653 shares of Common Stock and the 554,225 shares of Common Stock
issuable to Sanford upon conversion of the Convertible Note and certain other notes of the Issuer.
     (c) During the past sixty days the following transactions in the Common
Stock of the Issuer
were effected:
     On August 12, 1997, in a series of private transactions, Sanford sold an aggregate of
$375,000 of convertible notes of the Issuer, convertible at any time into
239,235 shares of Common
Stock plus 25% of Accounts Receivable of the Issuer at September
30, 1993 to
the following
purchasers as follows:

                  Accounts   Convertible Shares Note  Total Pur-
Purchaser         Receivable Note        convertible intochase
Price

Carucci Family Partners12.5% $187,500    119,617      $113,227.64

Marshall C. Sanford10%       $150,000    95,694
$90,578.11

David Steadman    1.25%      $18,750     11,962
$11,322.26

William Sanford   1.25%      $18,750     11,962
$11,322.26


 ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Item 7 is hereby supplemented by the addition of the following:

     Exhibit 1. Note Purchase Agreement dated August 12, 1997 between John
Sanford and
     Carucci Family Partners.

     Exhibit 2. Note Purchase Agreement dated August 12, 1997 between John
Sanford and
     Marshall C. Sanford, Jr.

     Exhibit 3. Note Purchase Agreement dated August 12, 1997 between John
Sanford and
     David Steadman.

     Exhibit 4. Note Purchase Agreement dated August 12, 1997 between John
Sanford and
     William Sanford.



                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /s/ John Sanford

                                   John Sanford


Dated: September 10, 1997


EXHIBIT 1

     NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT



THIS NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT (the
"Agreement") entered into this ___ day of ______________, 1997, by and between John Sanford (the "Seller") and Walter Carucci (the
"Buyer").

     WITNESSETH:

WHEREAS, the Seller is the owner of a promissory note dated April 18, 1995, (the "Note") in the principal amount of $362,500 from Wilson Brothers, an Illinois Corporation (the "Company"), as maker to John Sanford, as payee, said Note being one of two substitute Subrogation Notes issued in exchange for an interest in a $562,500 Subrogation Note, said interest in such note assigned to John Sanford by Walter Carucci on April 18, 1995; and

WHEREAS, the Seller desires to sell a portion of the Note to Buyer;

WHEREAS, the Seller is the owner of $1,230,000 of certain accounts receivable of the Company which were outstanding on September 30, 1993 (the "Accountants Receivable"), which were originally granted to Warren B. Kanders and Bruce Paparella pursuant to (i) a Securities Purchase Agreement, dated as of December 28, 1993, by and among Kanders, Triarc Companies, Inc. ("Triarc") and Paparella and (ii) that certain Assignment of Note and Accounts Receivable, dated as of December 28, 1993, by and among Triarc, Kanders and Paparella; and thereafter assigned to Seller.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

(1) Seller agrees to sell, transfer, and assign to Buyer 51.72% of Seller's right's, title and interest in and to the Note
($187,500 face amount) and 12.5% of the Accounts Receivable
("Purchased Receivables") (including the right to receive payments thereunder) and any and all interest in collateral securing such Note or Purchased Receivables, if any.

(2) In consideration of Seller's sale, transfer, and assignment of said Note and the Purchased Receivables as provided in paragraph (1) above, Buyer hereby agrees to pay Seller as follows:

(a)  ___________________ dollars ($__________) shall be payable on the date hereof in readily available funds; and


(b) Fifty-five thousand dollars ($55,000) shall be paid by Buyer with interest thereon at the rate of 8% per annum said principal and interest payable upon the schedule attached hereto as Schedule "A".

(3) This Agreement shall be binding on the parties hereto and their heirs, executors, administrators, successors and assigns.

(4) This Agreement may be executed in counterparts, each of which shall be an original and together shall constitute one agreement.

(5) If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions.

(6) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(7) This Agreement may not be amended, modified or supplemented except by a subsequent written agreement signed by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


SELLER:

_____________________
John Sanford


BUYER:

_______________________
Walter Carucci



     K1029



     K1029


EXHIBIT 2


     NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT



THIS NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT (the
"Agreement") entered into this ___ day of ______________, 1997, by and between John Sanford (the "Seller") and Marshall C. Sanford,
Jr. (the "Buyer").

     WITNESSETH:

WHEREAS, the Seller is the owner of a promissory note dated April 18, 1995, (the "Note") in the principal amount of $362,500 from Wilson Brothers, an Illinois Corporation (the "Company"), as maker to John Sanford, as payee, said Note being one of two substitute Subrogation Notes issued in exchange for an interest in a $562,500 Subrogation Note, said interest in such note assigned to John Sanford by Walter Carucci on April 18, 1995; and

WHEREAS, the Seller desires to sell a portion of the Note to Buyer;

WHEREAS, the Seller is the owner of $1,230,000 of certain accounts receivable of the Company which were outstanding on September 30, 1993 (the "Accountants Receivable"), which were originally granted to Warren B. Kanders and Bruce Paparella pursuant to (i) a Securities Purchase Agreement, dated as of December 28, 1993, by and among Kanders, Triarc Companies, Inc. ("Triarc") and Paparella and (ii) that certain Assignment of Note and Accounts Receivable, dated as of December 28, 1993, by and among Triarc, Kanders and Paparella; and thereafter assigned to Seller.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

(1) Seller agrees to sell, transfer, and assign to Buyer 41.38% of Seller's right's, title and interest in and to the Note
($150,000 face amount) and 10% of the Accounts Receivable
("Purchased Receivables") (including the right to receive payments thereunder) and any and all interest in collateral securing such Note or Purchased Receivables, if any.

(2) In consideration of Seller's sale, transfer, and assignment of said Note and the Purchased Receivables as provided in paragraph (1) above, Buyer hereby agrees to pay Seller as follows:

(a)  ___________________ dollars ($__________) shall be payable on the date hereof in readily available funds; and


(b) Forty-four thousand dollars ($44,000) shall be paid by Buyer with interest thereon at the rate of 8% per annum said principal and interest payable upon the schedule attached hereto as Schedule "A".

(3) This Agreement shall be binding on the parties hereto and their heirs, executors, administrators, successors and assigns.

(4) This Agreement may be executed in counterparts, each of which shall be an original and together shall constitute one agreement.

(5) If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions.

(6) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(7) This Agreement may not be amended, modified or supplemented except by a subsequent written agreement signed by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


SELLER:

_____________________
John Sanford


BUYER:

_______________________
Marshall C. Sanford, Jr.



     K1029A



     K1029A


EXHIBIT 3

     NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT



THIS NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT (the
"Agreement") entered into this ___ day of ______________, 1997, by and between John Sanford (the "Seller") and David Steadman (the
"Buyer").

     WITNESSETH:

WHEREAS, the Seller is the owner of a promissory note dated April 18, 1995, (the "Note") in the principal amount of $362,500 from Wilson Brothers, an Illinois Corporation (the "Company"), as maker to John Sanford, as payee, said Note being one of two substitute Subrogation Notes issued in exchange for an interest in a $562,500 Subrogation Note, said interest in such note assigned to John Sanford by Walter Carucci on April 18, 1995; and

WHEREAS, the Seller desires to sell a portion of the Note to Buyer;

WHEREAS, the Seller is the owner of $1,230,000 of certain accounts receivable of the Company which were outstanding on September 30, 1993 (the "Accountants Receivable"), which were originally granted to Warren B. Kanders and Bruce Paparella pursuant to (i) a Securities Purchase Agreement, dated as of December 28, 1993, by and among Kanders, Triarc Companies, Inc. ("Triarc") and Paparella and (ii) that certain Assignment of Note and Accounts Receivable, dated as of December 28, 1993, by and among Triarc, Kanders and Paparella; and thereafter assigned to Seller.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

(1) Seller agrees to sell, transfer, and assign to Buyer 5.17% of Seller's right's, title and interest in and to the Note ($18,750 face amount) and 1.25% of the Accounts Receivable ("Purchased Receivables") (including the right to receive payments thereunder) and any and all interest in collateral securing such Note or Purchased Receivables, if any.

(2) In consideration of Seller's sale, transfer, and assignment of said Note and the Purchased Receivables as provided in paragraph (1) above, Buyer hereby agrees to pay Seller as follows:

(a)  ___________________ dollars ($__________) shall be payable on the date hereof in readily available funds; and


(b) Five thousand five hundred dollars ($5,500) shall be paid by Buyer with interest thereon at the rate of 8% per annum said principal and interest payable upon the schedule attached hereto as Schedule "A".

(3) This Agreement shall be binding on the parties hereto and their heirs, executors, administrators, successors and assigns.

(4) This Agreement may be executed in counterparts, each of which shall be an original and together shall constitute one agreement.

(5) If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions.

(6) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(7) This Agreement may not be amended, modified or supplemented except by a subsequent written agreement signed by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


SELLER:

_____________________
John Sanford


BUYER:

_______________________
David Steadman



     K1029C



     K1029C


EXHIBIT 4


     NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT



THIS NOTE AND ACCOUNTS RECEIVABLE PURCHASE AGREEMENT (the
"Agreement") entered into this ___ day of ______________, 1997, by and between John Sanford (the "Seller") and William Sanford (the
"Buyer").

     WITNESSETH:

WHEREAS, the Seller is the owner of a promissory note dated September 6, 1996, (the "Note") in the principal amount of $281,250 from Wilson Brothers, an Illinois Corporation (the "Company"), as maker to John Sanford, as payee, said note being one of two substitute Subrogation Notes issued in exchange for that $562,500 Subrogation Note assigned to John Sanford by the Estate of Bruce Paparella on September 6, 1996; and

WHEREAS, the Seller desires transfer and assign a portion of the Note to Buyer;

WHEREAS, the Seller is the owner of $1,230,000 of certain accounts receivable of the Company which were outstanding on September 30, 1993 (the "Accountants Receivable"), which were originally granted to Warren B. Kanders and Bruce Paparella pursuant to (i) a Securities Purchase Agreement, dated as of December 28, 1993, by and among Kanders, Triarc Companies, Inc. ("Triarc") and Paparella and (ii) that certain Assignment of Note and Accounts Receivable, dated as of December 28, 1993, by and among Triarc, Kanders and Paparella; and thereafter assigned to Seller.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, do hereby agree as follows:

(1) Seller agrees to sell, transfer, and assign to Buyer 6.67% of Seller's right's, title and interest in and to the Note ($18,750 face amount) and 1.25% of the Accounts Receivable ("Purchased Receivables") (including the right to receive payments thereunder) and any and all interest in collateral securing such Note or Purchased Receivables, if any.

(2) In consideration of Seller's sale, transfer, and assignment of said Note and the Purchased Receivables as provided in paragraph (1) above, Buyer hereby agrees to pay Seller as follows:

(a)  ___________________ dollars ($__________) shall be payable on the date hereof in readily available funds; and


(b) Five thousand five hundred dollars ($5,500) shall be paid by Buyer with interest thereon at the rate of 8% per annum said principal and interest payable upon the schedule attached hereto as Schedule "A".

(3) This Agreement shall be binding on the parties hereto and their heirs, executors, administrators, successors and assigns.

(4) This Agreement may be executed in counterparts, each of which shall be an original and together shall constitute one agreement.

(5) If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions.

(6) This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(7) This Agreement may not be amended, modified or supplemented except by a subsequent written agreement signed by the parties hereto.


IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


SELLER:

_____________________
John  Sanford


BUYER:

_______________________
William Sanford



     K1029B



     K1029B